BUSINESS WIRE 40 EAST 52ND STREET NEW YORK, NY 10022	DIRECT LINE NUMBER (212) 752-9600

FOR IMMEDIATE RELEASE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES FINAL RESULTS OF QUARTERLY TENDER OFFER

NEW YORK, NY, November 14, 2024 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced the final results of its quarterly tender offer (the "Tender Offer") for up to 2.5% of the Fund's issued and outstanding shares of common stock (the "Shares").

The Tender Offer, which expired at 5:00 p.m. Eastern time on November 13, 2024, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions and after accepting all shares for repurchase from shareholders who own less than 100 shares and who tendered all of their shares, based on the number of Shares properly tendered ("Pro-Ration Factor"). The final results of the Tender Offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to Be Purchased	Pro-Ration Factor	Purchase Price*
388,049	44,234	0.102095000	$93.70

*Purchase Price is equal to 100% of the Fund's net asset value per Share as of September 30, 2024.

If you have questions about the Tender Offer and hold Shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC ("Georgeson"), the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The terms and conditions of the Tender Offer were set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. The Fund filed with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents"). Shareholders may obtain copies of the Offer Documents, without charge, by contacting Georgeson toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents free of charge on the SEC's website at www.sec.gov.

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The Fund also announced the tentative dates for the Fund’s tender offers in 2025, subject to approval of the Fund’s Board of Directors (the "Board"). The tentative dates are as follows:

	1st Quarter Tender Offer	2nd Quarter Tender Offer
Commencement Date	January 17, 2025	April 17, 2025
Expiration Date and Time	February 14, 2025 at 5:00 p.m. Eastern Time, unless otherwise extended	May 15, 2025 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of December 31, 2024	Net asset value per share determined as of March 31, 2025

These tentative dates are still subject to Board approval and should not be relied on. There can be no assurance that the Board will proceed with any tender offer and the terms of any future tender offer, including the applicable dates associated with those tender offers, are subject to change.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 2.5% of its shares of common stock ("Shares") then outstanding in the sole discretion of the Board. In determining whether the Fund should conduct a tender offer, the Board will consider the recommendation of BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), the Fund's investment manager, and Alcentra NY LLC ("Alcentra"), the Fund's sub-investment adviser, as well as a variety of operational, business and economic factors. In any given quarter, BNYM Investment Adviser and Alcentra may or may not recommend to the Board that the Fund conduct a tender offer, and even if BNYM Investment Adviser and Alcentra do recommend to the Board that the Fund conduct a tender offer, the Board may not approve such recommendation.

While the Fund intends to conduct quarterly tender offers as described in the Fund's initial public offering prospectus, the Fund is not required to do so and may amend, suspend or terminate any such tender offer program at any time. Holders of Shares ("Shareholders") have no right to require the Fund to redeem their Shares. Quarterly tender offers may be delayed or discontinued at any time. It is also possible that if a tender offer is conducted, it may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that a Shareholder will be able to tender their Shares when or in the amount that they desire.

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares. The Offer Documents in connection with the Fund's tender offers in 2025 (if such tender offers are approved by the Board) will be distributed to Fund shareholders, when available, without charge, from Georgeson. Shareholders will also be able to obtain the Offer Documents, when available, free of charge on the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the tender offers.

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is a diversified, closed-end management investment company. BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Investments. BNY Investments is one of the world’s largest asset managers, with $2.1 trillion in assets under management as of September 30, 2024. Through a client-first approach, BNY Investments brings investors specialist expertise through its seven investment firms offering solutions across every major asset class and backed by the breadth and scale of BNY. Additional information on BNY Investments is available on www.bnymellonim.com. Follow us on LinkedIn for the latest company news and activity.

BNY Investments is a division of BNY, which has $52.1 trillion in assets under custody and/or administration as of September 30, 2024. Established in 1784, BNY is America's oldest bank. Today, BNY powers capital markets around the world through comprehensive solutions that help clients manage and service their financial assets throughout the investment life cycle. BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Additional information is available on www.bnymellon.com. Follow us on LinkedIn or visit our newsroom for the latest company news.

BNY Investments' website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Jessica Greaney jessica.greaney@bny.com Taylor Ventrice taylor.ventrice@bny.com	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899